UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42269

Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

+852 3105 2611

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Pricing and Closing of Initial Public Offering

On September 13, 2024, Galaxy Payroll Group Limited (the “Company”) closed its initial public offering (the “IPO”) of 1,750,000 ordinary shares, par value $0.000625 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-269043), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 28, 2022, as amended, and declared effective by the SEC on September 10, 2024. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on the Nasdaq Capital Market under the ticker symbol “GLXG” on September 5, 2024.

In connection with the IPO, the Company entered into an underwriting agreement, dated September 11, 2024, with R. F. Lafferty & Co., Inc. (the “Underwriter”), the sole book-running manager relating to the IPO.

In connection with the IPO, the Company issued a press release on September 12, 2024 announcing the pricing and trading of the IPO and a press release on September 13, 2024 announcing the closing of the IPO, respectively.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Galaxy Payroll Group Limited Announces Pricing of Its Initial Public Offering
99.2	Press Release – Galaxy Payroll Group Limited Announces Closing of $7,000,000 Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galaxy Payroll Group Limited

Date: September 13, 2024	By:	/s/ Wai Hong Lao
	Name:	Wai Hong Lao
	Title:	Chief Executive Officer

2